NATIONS FUND PORTFOLIOS, INC.
                           Nations Pacific Growth Fund
                            One Bank of America Plaza
                         Charlotte, North Carolina 28255
                            TELEPHONE: (800) 652-5096


                                                               February 26, 1999

Dear Shareholder:

        On behalf of the Board of Directors of Nations Fund Portfolios, Inc. (the "Company"), we are pleased to invite you to a special meeting of shareholders of the Company's Nations Pacific Growth Fund (the "Pacific Growth Fund") to be held at 10:00 a.m. (Eastern time) on March 29, 1999, at One Bank of America Plaza, 33rd Floor, Charlotte, North Carolina (the "Meeting"). At the Meeting, you will be asked to approve a proposed Agreement and Plan of Consolidation, dated as of February 26, 1999 (the "Consolidation Agreement"), by and between the Pacific Growth Fund and the Company's Nations Emerging Markets Fund (the "Emerging Markets Fund").

        Because of market depreciation and redemption activity attributable to the recent financial and market turmoil in Asia, the Pacific Growth Fund's assets have recently declined to levels that make it inefficient for the Pacific Growth Fund to continue to operate on a stand-alone basis. Accordingly, it is proposed that the Pacific Growth Fund be consolidated into the Emerging Markets Fund, another international equity mutual fund in the Nations Funds Family (the "Consolidation"). The Emerging Markets Fund was chosen in order to offer shareholders a more geographically diverse long-term international equity investment than the Pacific Growth Fund's focused Pacific rim exposure. The proposed Consolidation would combine two Funds with generally similar investment objectives into a single Fund. The Funds' total operating expense ratios (after waivers) are identical. Before waivers, the Emerging Markets Fund's total operating expense ratio is lower than that of the Pacific Growth Fund. The Consolidation is intended to benefit shareholders by:

         >> improving efficiency in the operation of the Funds, including potentially achieving economies of scale and greater portfolio diversification;

         >> facilitating investment management, administration and marketing of the combined Fund; and

         >>  eliminating duplicative shareholder costs and portfolio holdings.

        Shareholders of the Pacific Growth Fund who hold their shares in a taxable account will recognize a gain or loss for federal income tax purposes as a result of the Consolidation. If shareholder approval is obtained and the other conditions to the Consolidation are satisfied, it is anticipated that the Pacific Growth Fund will be consolidated into the Emerging Markets Fund on March 30, 1999, when your Pacific Growth Fund shares will be exchanged for shares of the Emerging Markets Fund of equal dollar value.

        THE COMPANY'S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE TO APPROVE THE PROPOSED CONSOLIDATION.